ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



17016674

SEC FILE NUMBER
8-69443

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Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 1 8 2017
Washington DC
406

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: iCapital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
441 Lexington Ave- 9th Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Stanton 646-214-7458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Ave of Americas- 7th Fl.	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Stanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iCapital Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



MARTHA C SCHOLL
Notary Public, State of New York
No. 01SC6168196
Qualified in New York County
Commission Expires September 10, 2017

Signature

CCO

Title

3/13/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAPITAL SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2016

CONTENTS

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
iCapital Securities, LLC

We have audited the accompanying statement of financial condition of iCapital Securities, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of iCapital Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 14, 2017

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	2,305,006
Fees receivable		3,491,390
Due from parent		482,840
Other assets		33,563
Total assets	$	6,312,799
Liabilities and member's equity		
Liabilities		
Accounts payable and accrued expenses	$	1,969,381
Brokerage commissions payable		1,659,557
Total liabilities		3,628,938
Member's equity		2,683,861
Total liabilities and member's equity	$	6,312,799

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

iCapital Securities, LLC (the "Company"), a wholly owned subsidiary of iCapital Network, Inc. (the "Parent"), was formed in Delaware as a limited liability company on January 23, 2014. The Company commenced operations on June 1, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 16, 2014.

The Company's revenues are based on fees charged to its clients which are in the form of administrative agent fees and placement fees. The Company conducts business in the private placement of securities.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as a standalone entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of fees receivable, revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fees Receivable – The Company records its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off when determined to be uncollectible. At December 31, 2016, the fees receivable balance is deemed fully collectible.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition – Administrative agent fees ("administrative fees") are recorded as earned per contractual arrangements based on the net asset values of the funds for which the Company provides administrative agent services. Retrocession fees, which are included in administrative fees, are recorded as earned based on the value of the Company's investment in an underlying fund. Revenues from placement fees are recognized when the transaction closes and realization is reasonably assured. The Company records retrocession fees, management fees, placement fees and/or administrative fees as per contractual terms outlined in fund offering materials or other written, signed contractual agreements with respective companies.

Brokerage Commissions - Instances arise where the Company accrues income in connection with the sale of investments and at the same time accrues expenses relating thereto. In this scenario, since a written contract exists between the Company and sales representatives or unaffiliated selling group member, fees receivable are not deducted to net worth to the extent they are offset by the brokerage commission payable. Brokerage commissions of $1,659,557 were payable as of December 31, 2016 which is included in the accompanying statement of financial condition.

Income Taxes - The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local tax. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to New York City unincorporated business tax of 4%. The Company recorded a full valuation allowance against the New York City unincorporated business tax liability on the basis of management's assessment that the amount is more likely than not to be realized. For the year ended December 31, 2016, management has determined that there are no uncertain income tax positions. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Expenses such as payroll, rent, utilities, communications, market data, insurance, and office supplies are allocated to the Company. The Company paid the Parent approximately $4,210,000 during 2016, generating an overpayment of $482,840 at December 31, 2016 which is included in the accompanying statement of financial condition as due from Parent.

NOTE 3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company and its affiliates have an agreement in place with external service providers such as fund administration services. These fund administrators are considered to be related parties to the Company. The Company and/or its affiliates may terminate this agreement by giving proper notice to the fund administrator as outlined in its services agreement.

The Company has servicing agreements with certain financial service firms regarding revenue share agreements. Per these agreements, the administrative agent shall pay the service provider between 50% and 65% of service fees due to and received by the administrative agent.

The Company has agreed to waive a portion of certain fund expenses incurred over a specified threshold of its funds. The Company accrues these amounts on a quarterly basis. Such costs are included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2016, the Company had net capital of $335,625 which was $93,696 in excess of its required net capital of $241,929. The Company's ratio of aggregate indebtedness to net capital was 10.81 to 1.

NOTE 5. EXEMPTION FROM SEC RULE 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6. CONCENTRATION OF CREDIT RISK

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 7. CONCENTRATION OF REVENUE

The fees receivable from two of the Company's funds were approximately $2,339,000 as of December 31, 2016.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments and no contingent liabilities as of December 31, 2016.

NOTE 9. INDEMNIFICATIONS

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 14, 2017. In January 2017, expenses of $830,666 paid by the Parent and allocated to the Company were forgiven by the Parent and classified as a non cash contribution by the Parent. No other events have been identified that require disclosure.

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
iCapital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) iCapital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) iCapital Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
March 14, 2017

iCapital Securities, LLC

Rule 15c3-3 Exemption Report

Year ended December 31, 2016

iCapital Securities, LLC (the "Company"), a registered broker-dealer, hereby states as follows to the best of its knowledge and belief:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

iCapital Securties, LLC

I, Michael Stanton, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CCO

March 14, 2017

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.